

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

Via E-mail
Ian Johnson
Chief Executive Officer
General Aircraft, Inc.
5389 Golden Barrel Ave.
Las Vegas, NV 89141

      Re: General Aircraft, Inc.
             Registration Statement on Form S-1
             Filed November 21, 2011
             File No. 333-178082

Dear Mr. Johnson:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

Calculation of Registration Fee

1.   We note that in footnote (2) you state that you are calculating the registration fee in accordance with Rule 457(a) under the Securities Act. It appears, however, that you are calculating the registration fee pursuant to Rule 457(o) under the Securities Act as footnote (2) is located in your Proposed Maximum Aggregate Offering Price column. Please revise or advise.

Prospectus Cover Page, page 2

2.   Please revise to disclose the market for your securities. If there are no markets, please disclose such. Refer to Item 501 of Regulation S-K.

Prospectus Summary, page 5

3. We note the disclosure stating that your business purpose is to own and operate helicopters for sightseeing tours and pilot training. However, we also note that Elite Aviation VGT, LLC manages your business operations. Please revise to explain your relationship with Elite and disclose how Elite is compensated.

4. Please revise to include the amount in your treasury as of the most recent practicable date, your current monthly "burn rate," pre and post-offering, and the month you will run out of funds without additional capital. Also revise to state, if true, that you must raise additional capital in order to implement your plan of operations and disclose the amount of funds and uses for those funds that you will need for the next 12 months.

5. We note your disclosure on page 19 that you purchased your first helicopter in August 2011 at a cost of $212,500 and that the purchase was financed in full by a secured, purchase-money loan. Please revise to disclose your current level of debt here. Also revise the Risk Factors section to address this risk.

6. Please revise the second to last paragraph in this section to clarify that you intend to use proceeds to pay the down payment of an additional aircraft. Also disclose the amount you require for the down payment and the total cost of the aircraft.

7. It appears that the $35,000 in net proceeds will be insufficient to purchase the additional aircraft for your business. Please disclose how you intend to raise sufficient funds to accomplish your business plans.

8. We note your disclosure on page five that you have "placed [your helicopter] into service in the Las Vegas, Nevada area." Please revise to clarify that, through a third-party manager, you rent your helicopter on an hourly basis to tour operators for use in sightseeing tours of the Las Vegas strip and for use in helicopter pilot training flights or advise.

9. Please revise to disclose here that your sole officer and director devotes only 10 to 15 hours per week to your business and that he is an employee of the third-party manager that rents your helicopter on your behalf and provides the maintenance and parking for your helicopter. Please add a risk factor that addresses the potential conflict of interest that your sole officer and director's role as an employee with your third-party manager creates or tell us why this is not necessary.

10. We note your disclosure on page five that you have only recently begun to generate revenue. Please revise to clarify when you began to generate revenues and disclose the amount of your revenues to date.

The Offering, page 6

11. Please revise to disclose the minimum investment amount for a single investor here.

12. Please revise to clarify that there is no guarantee that your shares will ever be sold on the OTCBB. Also revise the disclosure on page 14 accordingly.

13. Please revise to reconcile your disclosure in your Offering Period subsection regarding the length of the offering with your disclosure on page 15 that "[you] have the right to terminate the offering at any time, even before [you] have sold the 3,500,000 shares."

Risk Factors, page 7

14. Please revise to remove the second and third sentences from the introductory paragraph to your Risk Factors section as this section should include all known material risks. You should not reference unknown or immaterial risks. Please confirm that you have disclosed all known material risks.

15. Please revise to include a risk factor that addresses the risk that, because the sole employee occupies all corporate positions, it may not be possible for you to have adequate internal controls or tell us why this is not necessary.

16. Please revise to include a risk factor that addresses the risk that, because your sole officer and director will determine his salary and perquisites, there may not be funds available for net income or tell us why this is not necessary.

17. Please revise to include a risk factor that addresses the risks that you have not set up an escrow account and that, if you fail to sell a sufficient amount of shares in this offering to accomplish your business goals, your investors will not receive a refund.

18. Please revise to include a risk factor that addresses your dependence on tourism in the Las Vegas, NV area and the effect that the current economic conditions could have on your business or tell us why this is not necessary. In addition, please address the effect that the current economic conditions may have on your ability to obtain additional financing or tell us why this is not necessary.

Because our president, Mr. Johnson currently owns 100% of our outstanding common, page 8

19. Please revise to include a brief summary of the risks addressed in this risk factor in your Prospectus Summary section.

If our insurance coverage becomes more expensive or difficult to obtain we may not be, page 9

20. Please revise to disclose the costs of your aviation insurance premiums and expand this risk factor or add a new risk factor that addresses whether you will obtain director and officer insurance, and if so, disclose the cost.

If a market for our common stock does not develop, shareholders may be unable to sell, page 9

21. Please revise to remove the second sentence as it tends to negate the risk addressed in this risk factor.

Use of Proceeds, page 12

22. Please revise to disclose the purchase price of the additional aircraft and describe how you intend to finance such acquisition. In this regard, we note that you hope to receive sufficient funds from this offering to make a down payment on an aircraft. Refer to Instruction 3 of Instructions to Item 504 of Regulation S-K.

23. Please revise to reconcile your disclosure that, if you sell the maximum amount of securities, you will have $35,000 in net proceeds with your disclosure in the last line of the table on page 12 that discloses that "total application of net proceeds" is $20,000 or advise. Similarly, please revise to reconcile your disclosure in the third row of the first column with your disclosure in the last row of the first column in your table on page 13.

24. Please revise the last paragraph of this section to disclose that there is no guarantee that you will be able to raise sufficient cash from retained earnings and/or additional equity financing to purchase a second helicopter or small single-engine fixed wing aircraft.

25. Please revise the last paragraph of this section to clarify what you mean by "substantially less."

Plan of Distribution, Terms of the Offering, page 14

The Offering will be Sold by Our Officer and Director, page 15

26. We note your disclosure that "[a]s long as [you] satisfy all of these conditions, [you] are comfortable that [you] will be able to satisfy the requirements of Rule 3(a)4-1 of the Exchange Act." However, you disclosed earlier in the section that your sole officer and director satisfies the requirements of Rule 3(a)4-1 of the Exchange Act. Please revise to clarify that your sole officer and director satisfies the requirements of Rule 3(a)4-1 of the Exchange Act or advise.

Description of Securities, page 17

Preferred Stock, page 17

27. Please revise the first sentence in this section to clarify that your board of directors has the authority to provide by resolution for the issuance of preferred stock.

Description of Business, page 19

28. We note your disclosure on page 24 that you plan to use the proceeds from this offering to pay for the down payment of a helicopter or small single-engine fixed wing aircraft. Please revise to disclose when you intend to purchase such aircraft, how you intend to finance the purchase of the aircraft and whether you intend to have a third party, such as Elite, rent the aircraft out on your behalf. In addition, please disclose an estimate of the hourly rate you intend to charge for the rental of the aircraft, any fees that may be paid to a third party to help you rent such aircraft and an estimate of the costs associated with the new aircraft, including, for example, required maintenance, parking and fuel.

29. Please revise to disclose the material terms of your agreement with Elite, including the length of the agreement, the aircraft management fee schedule, the amounts owed to Elite and the covenant not to compete. In addition, please advise as to whether Elite owns and rents its own aircrafts and whether it rents aircrafts owned by other companies to tour operators or to flight instructors for pilot training flights and, to the extent it does, please disclose and discuss the potential conflicts of interest, if any, where appropriate.

30. Please provide to us the basis for your disclosure on page 19 that "based on current demand for hourly helicopter rental in Las Vegas, as well as [your] initial experience thus far, [you] expect to rent [your] initial helicopter for approximately 500 hours per year." In addition, please revise to provide additional information regarding "your initial experience thus far." Also provide balancing disclosure to state that there is no guarantee that you will be able to rent your helicopter for 500 hours per year.

Expenses and Revenue Model, page 19

31. Please revise the first paragraph to disclose the monthly management fees and any other fees paid to Elite. In addition, we note that you receive monthly bills from Elite for routine maintenance, fuel, insurance, parking and other operating needs. Please revise to disclose the range of monthly bills that you have received from Elite, the corresponding range of rental hours and the average gross rental revenue that is disbursed by Elite to you.

32. We note your disclosure on page 19 regarding the gross profit you expect to earn per rental hour. Please revise to disclose that the cost of fuel and maintenance may fluctuate and that there is no guarantee that you will earn $96 per rental hour. In addition, please

consider adding a risk factor regarding the fluctuating cost of fuel or tell us why this is not necessary.

33. Please disclose the estimated total cost for the future overhaul, the maintenance and inspection required every 100 hours, the total cost of the insurance, parking and the GPS update card per year or per month.

Competition, page 20

34. Please revise to remove the words "demanded by the local tourism industry."

Financial Statements, page 23

35. Given the relationship between Elite and your former and current officer(s), it appears Elite can be considered a related party. Please revise the face of your balance sheet, income statement, and/or statement of cash flows to identify related party transactions, as appropriate. Refer, by analogy, to Rule 4-08(k) of Regulation S-X.

Statement of Cash Flows, page F-5

36. Please revise your statement of cash flows to properly reflect the purchase of the helicopter as an investing activity and the receipt of gross proceeds used to purchase the helicopter from the term loan described on page F-9 as a financing activity.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

37. We note from your disclosure on page 19 detailing operating expenses per hour that you consider the cost of the 100-hour overhaul as part of operating cost per hour. Please tell us in your response and revise your critical accounting policies to indicate how you intend to record the cost of each 100-hour overhaul. That is, please specify whether you plan to capitalize and amortize the cost or accrue the cost in advance.

(A) Nature of Operations, page F-6

38. Please revise your disclosure here to clarify the date on which you commenced operations.

(E) Impairment of Long Lived Assets

39. It appears the first paragraph of this note includes your policy for property and equipment. For clarity, please divide your property and equipment policy from your discussion of impairment under separate headers.

(H) Revenue Recognition, page F-7

40. Please revise your disclosure here to indicate, if true, that you will recognize revenue when collectability is reasonably assured.

Note 3 – Fixed Assets, page F-9

41. Please confirm our understanding that the only asset, aside from cash, held by you is the helicopter. In particular, please confirm to us that you have purchased no office equipment, such as but not limited to computer equipment, software, furniture, or telephones. If true, please tell us how you conduct operations without such items.

Note 5 – Long Term Debt, page F-9

42. Please expand your disclosure here to indicate the principal payment schedule of the term loan. If the entire balance is due on maturity, please specifically state that fact.

Note 8 – Subsequent Events, page F-10

43. Please further explain your business arrangement with Elite. You state that your business is to own and operate helicopters for use in sightseeing tours and for pilot training. We understand that Elite will manage the business for you. Please further explain how Elite is compensated. As you do not include their fee in your schedule of operating expenses per hour on page 19, we assume that Elite is receiving a fee per hour of more than $370 and is keeping a percentage of that fee. Please explain to us in detail how Elite's compensation is determined and paid.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 24

44. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty about an Entity's Continued Existence. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained. Please provide additional detail including but not limited to the following:

- Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.
- Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.
- Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented.

- A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations.
- Management's plans (including relevant prospective financial information).

Further, please revise your disclosure to specifically state that the auditors' report expressed substantial doubt as to your ability to continue as a going concern.

Executive Compensation, page 26

Compensation Discussion and Analysis, page 26

45. Please revise to remove your disclosure that your sole executive officer "is motivated by a strong entrepreneurial interest in developing [your] operations and potential revenue base to the best of his ability."

Certain Relationships and Related Transactions, page 29

46. Please revise your disclosure regarding the Aircraft Use/Management Agreement, dated September 1, 2011 with Elite to disclose the dollar value of the amount involved in this transaction pursuant to Item 404(a)(3) of Regulation S-K.

Undertakings, page 32

47. Please revise to include the undertaking exactly as it appears in Item 512(a) of Regulation S-K.

Signatures

48. Please revise to include the signature page exactly as it appears on Form S-1, Signatures.

Exhibit 23.1

49. Refer to the consent of the independent accounting firm. The accountants have consented to the incorporation of their audit report dated November 21, 2011. However, the accountants' report on page F-1 is dated November 16, 2011. Please revise as appropriate to correct this inconsistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Rory Vohwinkel, Esq.
        Vohwinkel Sullo & Associates